Wyrick Robbins Yates & Ponton LLP
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May 15, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Jeffrey Gabor
Mr. Joe McCann
Division of Corporation Finance
Office of Life Sciences

Re:        9 Meters Biopharma, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 1, 2020
File No. 001-37797

Ladies and Gentlemen:

We write this letter on behalf of our client 9 Meters Biopharma, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated May 13, 2020. For ease of review, we have set forth below in italics the comment of the Staff’s letter and have followed the comment with the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A filed on May 1, 2020

General

1.	We note that your Form 8-K filed on May 4, 2020 indicates that proceeds raised from your Series A Preferred Stock Financing were used to finance your acquisition of Naia
Rare Diseases. Accordingly, please revise your proxy statement to explain this use of
Series A proceeds. Refer to Item 11(c) of Schedule 14A. In addition, Note A to Schedule
14A requires that the information called for by Items 11, 13 and 14 be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. Accordingly, please revise the preliminary proxy statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to the Naia
Rare Diseases transaction or advise.

We acknowledge the Staff’s comment and will update the use of proceeds of the offering (the “Offering”) of Series A Convertible Preferred Stock (“Preferred Stock”) and warrants in Proposal 2 of the Proxy Statement as follows:

Use of Proceeds

The total proceeds of the financing were $22.6 million and the net proceeds to the Company from the financing were approximately $19.2 million, after deducting placement agent fees and other offering expenses. Approximately $2,182,000 of the net proceeds from the financing were used to facilitate the acquisition of Naia Rare Diseases, and the balance of the net proceeds will be used for working capital and general corporate purposes.

Additionally, prior to submitting its Preliminary Proxy Statement, the Company reviewed the instructions in Note A to Schedule 14A to determine whether Item 14 of Schedule 14A was implicated by the matter as to which stockholder approval is being solicited. As discussed below, the Company’s position is that Item 14 is inapplicable because the information called for therein is not material to the stockholders in connection with their voting decision. Note A to Schedule 14A states that:

“[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added)

Unlike the underlined portion of Note A in the preceding paragraph, the Company’s stockholders are not being asked to approve the issuance of securities for the purpose of acquiring another company. The matter that is before the Company’s stockholders is a request that the holders of the Company’s common stock approve the issuance of additional shares of common stock to allow for the conversion of the Preferred Stock issued on May 4, 2020. This vote is required by Rule 5635(d) of the Nasdaq Listing Rules because the number of shares to be issued upon conversion would exceed 20% of the currently outstanding Company’s common stock and Rule 5635(c) of the Nasdaq Listing Rules because certain employees and directors of the Company participated in the Offering on the same terms as the other investors in the financing, which is considered an equity compensation plan subject to stockholder approval.

This matter before the Company’s stockholders stands on its own. The vote of the Company’s stockholders on the common stock issuance is independent of, and will neither have any bearing on, nor facilitate, the acquisition of Naia Rare Diseases (see, for example, The First Bancshares, Inc. (Letter dated November 17, 2016)). The Company closed on the acquisition of Naia Rare Diseases on May 6, 2020, which proceeded regardless of whether stockholder approval of the issuance of the underlying common stock was sought or received. To be more specific, the common stock that would be issued if stockholder approval is obtained will not be “used to acquire another specified company” as cited in Note A. The Company’s stockholders are essentially being asked to decide whether they would prefer for the Company to continue to have outstanding Preferred Stock or whether they would prefer to replace the outstanding Preferred Stock by its conversion into shares of common stock that the stockholders authorize.

Under the Company’s charter and state law, the Board has the discretion to issue the Preferred Stock without stockholder involvement. The Company’s stockholders neither have the legal right to unwind the Preferred Stock issuance nor to vote upon the Naia Rare Diseases acquisition. The only issue before the Company’s stockholders is whether to render the necessary approval of the common stock issuance that would trigger the conversion of the Preferred Stock into common stock. That the Company used less than 10% of the gross proceeds from the previous issuance of the Preferred Stock to fund the acquisition of Naia Rare Diseases is a wholly-separate question from whether the Preferred Shares should be converted into common stock.

Finally, the Company’s position is that the information required by Item 14 of Schedule 14A is inapplicable. Such information may well cause confusion to the Company’s stockholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove of the already completed Naia Rare Diseases transaction. Item 14(a) of Schedule 14A, Applicability, lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, “(1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution.” At the proposed stockholder meeting, no action is to be taken with respect of any such matter. As discussed above, a vote of the stockholders to either acquire Naia Rare Diseases through a stock purchase, or to fund the acquisition through the issuance of Preferred Stock, is a matter left totally to the discretion of the Board of Directors under state law and the Company’s certificate of incorporation. We respectfully submit that it would be inappropriate to attempt to pre-empt the power of the Board by requiring disclosure under Item 14 and it could create a misleading impression among the Company’s common stockholders that a vote against the common stock issuance is tantamount to a vote against the closed acquisition.

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson
Alexander M. Donaldson

cc: John Temperato, Chief Executive Officer, 9 Meters Biopharma, Inc.

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